EXHIBIT 16.1

               Letter from KPMG Chartered Accountants, Vancouver, Canada, to the Securities and Exchange Commission dated
               September 27, 2002.


KPMG LLP                                                Telephone (604) 691-3000
   Chartered Accountants                                Telefax   (604) 691-3031
   Box 10426, 777 Dunsmuir Street                       www.kpmg.ca
   Vancouver, BC  V7Y 1K3
   Canada




September 27, 2002


Securities and Exchange Commission
Washington, DC  20549



Ladies and Gentleman:

We were previously principal accountants for Sideware Systems Inc. and, under the date of February 5, 2002 except for note 21 which is as of March 20, 2002, we reported on the consolidated financial statements of Sideware System Inc. as of and for the years ended December 31, 2001 and 2000. The report stated "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has had negative cash flows from operating activities for each of the years presented which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

On September 23, 2002, our appointment as principal accountants was terminated as a result of our notification to Sideware Systems Inc. that we would be unable to continue as their independent auditor due to its domestication to the United States. We have read Sideware Systems Inc.'s statements included under Item 4 of its Form 8-K dated September 24, 2002, and we agree with such statements.

Very truly yours,


"KPMG LLP"